Filed by Entropic Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

To:	All Employees
Subject:	Today’s Announcement
Send Date/Time:	Tuesday, Feb 3rd after Press Release (1:05PM Pacific)
Sent From:	Ted Tewksbury, President & CEO (or on his behalf)

Dear Entropic Team,

Today we announced that Entropic has entered into a definitive agreement to be acquired by MaxLinear, Inc. This combination brings together two highly complementary companies, products and technologies, and will position the combined company to deliver the industry’s most comprehensive portfolio of critical RF and mixed-signal technologies for the cable, satellite and broadband infrastructure markets.

This is a significant step for both Entropic and MaxLinear, as well as for our industry as a whole. Understandably there are questions regarding today’s announcement and we have scheduled an All Hands meeting for 5:00PM Pacific today. Kishore Seendripu, MaxLinear’s CEO, will join us. I’ve also attached the press release issued today announcing the deal.

Finally, please note that due to the nature of the announcement, all Entropic employees will be subject to a Company-wide trading lockup for 2 business days. All Entropic employees will be restricted from trading in Entropic stock from Tuesday, February 3, 2015 at 1:05 p.m. Pacific and the trading window will re-open on Friday, February 6, 2015 at the opening of the market. After that, you may trade the company’s stock so long as you are not in possession of “insider information” (material non-public information) or covered under Entropic’s Window Period Policy and the window is closed.

Best regards,

Ted

Dr. Ted Tewksbury

President and CEO

NOTE TO INVESTORS REGARDING WHERE YOU CAN FIND ADDITIONAL INFORMATION:

In connection with Entropic’s pending acquisition by MaxLinear, MaxLinear will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Entropic and MaxLinear and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). ENTROPIC URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTROPIC, MAXLINEAR AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by Entropic and MaxLinear with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Entropic’s other SEC filings are also available on Entropic’s website at http://www.entropic.com/.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’s executive officers and directors is included in MaxLinear’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of such persons may differ from the interests of MaxLinear or Entropic stockholders generally.